Exhibit A

Frequently Asked Questions - Clients

I.	ABOUT WIPRO
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Who is Wipro? Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. The company began in 1946 as a ground nut-crushing business and has grown into a diverse, multi-billion company with over 60,000 employees in 53 locations in 29 countries worldwide. For the quarter ending December 31, 2006, Wipro reported revenues of $899 million and net income of $169 million.

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What is Wipro’s organization structure and what are the different business lines? Wipro provides IT services in five broad areas: Technology Infrastructure Services (TIS), which involves managing clients’ computing operations; IT Services, which includes Enterprise Application Services (CRM, ERP, e-Procurement and SCM) to e-Business solutions; Business Process Outsourcing (BPO); Technology Consulting; and Product Engineering.

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What does Wipro’s TIS business offer? Wipro’s Technology Infrastructure Services (TIS) is the largest Indian IT infrastructure service provider in terms of revenue, people and customers with more than 200 clients in the United States, Europe and Japan and over 650 clients in India. The Company offers a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services.

II.	ABOUT THE DEAL
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Why would Wipro want to retain the staff at Infocrossing? Approximately 65% of Wipro’s annual revenues are derived from North America, and the company has determined that it needs to increase its delivery capabilities in the United States to establish a greater competitive advantage and effectively compete for large, multi-year outsourcing engagements. Wipro views Infocrossing as the foundation to building those capabilities in the United States. Furthermore, the company does not have strong expertise in mainframe services and views this as an opportunity to strengthen its capabilities in that market. In addition, Wipro hires more than 12,000 people annually and has an urgent need for employees in the United States to support its growth.

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How does the Infocrossing business fit into the overall organizational structure of Wipro? The intent is to keep Infocrossing intact as a wholly-owned subsidiary of Wipro. This will enable us to continue focusing on selling and supporting our selective outsourcing services while drawing on the broader resources and capabilities of Wipro to offer expanded solutions to our clients.

III.	ABOUT BUSINESS RELATIONSHIP, CONTACTS, INTEGRATION, ETC.
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How will the Company operate after closing? Will there be a new management team? Infocrossing will remain a single entity within Wipro and will continue to operate as it does today. Our executive management team will remain with the Company after the transaction has been completed.

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Do you plan to move your service delivery organization – or my company’s data – offshore? Wipro’s goal is to utilize Infocrossing as the foundation for expanding its delivery capabilities in the United States. As a result, the rationale for this transaction is not based on moving significant delivery functions or Infocrossing datacenters offshore.

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Is Wipro planning any layoffs? We do not anticipate any immediate layoffs as a result of this deal. We will look to leverage Wipro’s global delivery model to deliver the best value to our customers. Wipro is a large company and has many existing clients in the US in the Infrastructure Services business; therefore, we will make every attempt to offer alternate opportunities to those employees who may be impacted by such changes

•	What is the timeline for transition? We have not finalized a transition plan, so currently there is no timeline.
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How will you ensure that this transaction doesn’t disrupt my business? We are not planning to close any facilities or migrate equipment as a result of this transaction. Furthermore, the organization is expected to remain intact and you will continue to be supported by your current account management and delivery organizations. Therefore, we expect this to be a seamless transition for our clients.

•	Will my contacts change? No, you will continue to work with the same account managers, executives and service delivery staff.
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What services will the company offer? The Company will offer a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services, as well as Enterprise Application Services (CRM, ERP, e-Procurement and SCM) to e-Business solutions, Business Process Outsourcing (BPO) and Technology Consulting.

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What happens if we currently work with both companies? Will we have two account teams – one from Wipro and one from Infocrossing? Until the transaction is closed, you should continue working with both of your current Infocrossing and Wipro account teams.

•	Will any of the facilities be closed? Will this require a migration of my platforms? No, there are no plans to close any facilities or migrate any equipment as a result of this transaction.

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.